EXHIBIT 12

HONEYWELL INTERNATIONAL INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	2011	2010	2009	2008	2007

Determination of Earnings:
Income before taxes	$2,282	$2,722	$1,964	$584	$3,487
Add (Deduct):
Amortization of capitalized interest	20	21	21	22	22
Fixed charges	432	451	539	542	542
Equity income, net of distributions	(51)	(28)	(26)	(63)	(10)

Total earnings, as defined	$2,683	$3,166	$2,498	$1,085	$4,041

Fixed Charges:
Rents(a)	$56	$65	$81	$86	$87
Interest and other financial charges	376	386	458	456	455

	432	451	539	542	542
Capitalized interest	13	16	15	26	22

Total fixed charges	$445	$467	$554	$568	$564

Ratio of Earnings to Fixed Charges	6.03	6.78	4.51	1.91	7.16

(a)	Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.